MCMORAN Exploration Co.

1615 Poydras StreetTelephone 504-582-4000
New Orleans, LA  70112

P.O. Box 60004
New Orleans, LA  70160

July 24, 2012

Via EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention:              Mr. Karl Hiller

Re:         McMoRan Exploration Co.
Form 10-K for the Fiscal Year ended December 31, 2011
Filed February 29, 2012
File No. 1-07791

Dear Mr. Hiller:

McMoRan Exploration Co. (“McMoRan,” the “Company” or “we”) is submitting this letter in response to the comments received from the Commission’s staff (the “Staff”) by email dated July 11, 2012, in connection with the Company’s Form 10-K for the fiscal year ended December 31, 2011 (“2011 Form 10-K”).  We have numbered and reproduced below the full text of the Staff’s comments in italics, each of which is followed by our response.

Form 10-K for the Fiscal Year ended December 31, 2011

Management’s Discussion and Analysis, page 30

Operational Activities

Production Update, page 32

Comment 1:  We note your disclosure indicating that production is expected to average 130 MMcfe per day during 2012 and understand from prior reports that with the exception of 2011, production has steadily decreased from 245 MMcfe per day in 2008.  Please modify your disclosure to address this trend in production and its impact on your operations to comply with Item 303(a)(3)(ii) of Regulation S-K.  The reasons for the decline, and the extent to which you expect this trend to continue or be offset by future activity should be clear.

Response 1:  As disclosed in “Risk Factors” on pages 19-20 of McMoRan’s 2011 Form 10-K, producing natural gas and oil reservoirs are generally characterized by declining

Securities and Exchange Commission
July 24, 2012

production rates that vary depending on reservoir characteristics and other factors.  Production from the Gulf of Mexico shelf generally declines at a faster rate than in other producing regions of the world.  Reservoirs in the Gulf of Mexico shelf are generally sandstone reservoirs characterized by high porosity and high permeability that results in an accelerated recovery of production in a relatively short period of time, with a generally more rapid decline near the end of the life of the reservoir.

Our typical operational practice is to produce from the lowest zones of a reservoir until the reserves in such zone are depleted and then establish recompletions in the next higher zone within the reservoir until all reserves are produced in that particular reservoir.  For each reservoir, this practice generally results in declining production volumes until production from higher zones commences.  The overall impact of these factors is that our oil and natural gas reserves generally are represented by an accelerating production decline curve that is offset by recompletions, new discoveries and/or purchased reserves being brought on production.

Since 2008, our exploration activities have been focused on defining a major new geologic trend which entails the pursuit of large ultra-deep targets located in the shallow waters of the Gulf of Mexico below the salt weld at depths generally below 25,000 feet (known as the “ultra-deep” shelf).  The data from five wells drilled to date indicate the presence below the salt weld of geologic formations from which production has been established from previous discoveries by others onshore, in the deepwater Gulf of Mexico and in international locations.  Further drilling and flow testing, both of which involve long lead times, are required before we are able to bring production on line, and we are actively engaged in these activities. We believe these discoveries, if successfully completed and brought on production, will increase our production levels.

In future filings McMoRan will modify its disclosure in Management’s Discussion & Analysis – “Operational Activities - Production Update” similar to the following:

“Production from the Gulf of Mexico shelf generally declines at a faster rate than in other producing regions of the world, as the related reservoirs are generally sandstone reservoirs characterized by high porosity and high permeability. Because of this, related reserves are produced over a relatively short duration, with recovery of a higher percentage of reserves during the earlier years of production. In addition, our typical operational practice is to produce from the lowest zones of a reservoir until the reserves in such zone are depleted and then establish recompletions in the next higher zone within the reservoir until all reserves are produced. For each reservoir, this  practice generally results in declining production volumes until production from higher zones commences.

The overall impact of these factors is that our oil and natural gas reserves generally are represented by an accelerating production decline curve that is offset by recompletions, new discoveries and/or purchased reserves being brought on production. To the extent we are unable to acquire or generate additional production from new sources, our production levels will decline over time, which

Securities and Exchange Commission
July 24, 2012

declines will generally become more pronounced  as our oil and natural gas reserves mature.

The following table reflects our average daily production levels over the past five years:
2012           2011           2010           2009           2008
Average Daily Production
        (MMcfe/d)                                                      [xx]             187             161            202             245

Production levels in 2008 benefited from our $1.3 billion acquisition of oil and gas properties in the second half of 2007; however, production levels were negatively impacted in the second half of 2008 by Hurricane Ike property damage, the impact of which curtailed certain properties’ production volumes though 2009 and into 2010 as damaged properties were either permanently shut-in or temporarily ceased production while necessary production and distribution facility-related repairs were made.  Our acquisition of an additional 22.5 % net revenue interest in the Flatrock field in late 2010 and the successful completion of our Laphroaig No. 2 well in early 2011 contributed to an approximate 16% increase in production from 2010 to 2011. Production rates [decreased/increased, as applicable] by [xx] % from 2011 to 2012 primarily as a result of [we will include explanation here].

The historical production rates reflected above do not reflect the potential positive impact of future production from certain of our ultra-deep oil and gas discoveries [which are currently in completion/development stage and/or for which we are evaluating completion alternatives]. We believe these discoveries, if successfully completed and brought on production, will increase our production levels. However, there is no assurance whether or to what extent we will be successful in this regard, and continuing declines in our production could negatively impact our operating cash flows, results of operations and financial condition.”

Financial Statements

Note 17 – Supplementary Oil and Gas Information, page 78

Proved Oil and Natural Gas Reserves (Unaudited), page 79

Comment 2:  We understand from your notes to the tables on pages 3 and 80, that NGL reserves were 2,848 MBbls as of December 31, 2011.  We believe that reserve quantities attributable to crude oil (including condensate) and natural gas liquids should be separately quantified and disclosed in your tabulations when significant as note disclosure of NGL reserves alone does not adequately address the requirements of FASB ASC 932-235-50-4.

Response 2:  FASB ASC 932-235-50-4 requires disclosure of net quantities of an entity’s interests in proved oil and gas reserves by the following product types:

Securities and Exchange Commission
July 24, 2012

a.  Crude oil, including condensate and natural gas liquids (If significant, the reserve quantity information shall be disclosed separately for natural gas liquids).

b. Natural gas

c. Synthetic oil

d. Synthetic gas

e.  Other nonrenewable natural resources that are intended to be upgraded into synthetic oil and gas.

Primarily because of the price differential between crude oil and natural gas in recent years, market conditions have incentivized natural gas liquid (NGL) producers to process wet gas to extract NGLs rather than sell unprocessed natural gas. In McMoRan’s case, a relatively small number of properties (the most significant of which is the Flatrock field, in which McMoRan acquired an additional net revenue interest at the end of 2010) contribute to the significant majority of its NGL sales volumes and revenues, which McMoRan monitors and separately records. Notwithstanding the additional interest acquired in the Flatrock field, McMoRan does not believe NGLs are a significant component of its proved oil and gas reserves.  As of December 31, 2011, NGL reserves represented 6.7% of McMoRan’s total proved reserves on an Mcf equivalent basis, which McMoRan does not believe merits separate tabular presentation.  Please note that McMoRan provided disclosure of its year-end 2011 NGL reserve volumes in its supplementary oil and gas information simply to provide additional information to complement its disclosure of weighted average NGL prices used in the determination of discounted future net cash flows.  Accordingly, McMoRan respectfully requests the Staff  accept its presentation of oil and gas reserves as currently reflected on pages 3 and 80 of McMoRan’s 2011 Form 10-K.  In accordance with FASB ASC 932-235-50-4, if the NGL reserves become significant, McMoRan will disclose the reserve quantity information separately for NGLs in future filings.

Standardized Measure of Discounted Future Net Cash Flows from Proved Oil and Natural Gas Reserves (Unaudited), page 80

Comment 3:  We note you report $0 for future income taxes related to your proved oil and natural gas reserves.  Please modify to disclose the reasons you believe you will not incur income taxes related to future operations.

Response 3:  In preparing the future income tax expense amounts required to be included in the determination of the Standardized Measure of Discounted Future Net Cash Flows From Proved Oil and Natural Gas Reserves (the Standardized Measure), paragraph 50-31(c) of FASB  ASC 932-235 states that such future income tax expenses  “… shall be computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pretax net cash flows relating to the entity’s proved oil and gas reserves, less tax basis of the properties involved. The future income tax expenses shall give effect to tax deductions and tax credits and allowances relating to the entity’s proved oil and gas reserves.”

Securities and Exchange Commission
July 24, 2012

McMoRan had total tax loss carryforwards as of December 31, 2011 of approximately $734 million, of which approximately $498 million directly relate to its oil and gas operations. The oil and gas reserve related tax loss carryforwards and future tax deductions associated with McMoRan’s unamortized tax basis as of December 31, 2011 in its oil and gas reserves totaling approximately $1.15 billion were used in determining future income tax expense in the Standardized Measure. Fluctuations in the amount of such future income tax expense from year to year can result from various factors, including changes in the amount or deductibility of tax loss carryforwards and future tax deductions and changes in proved reserves’ future cash inflows and related costs from production, reserve revisions, discoveries, changes in prices and costs, and purchases or sales of reserves.

For each of the years ended December 31, 2011 and 2010 presented in the Standardized Measure table on page 80 of McMoRan’s 2011 Form 10-K, McMoRan’s available tax benefits directly related to its oil and gas reserves exceeded its pretax future net cash flows from proved oil and gas reserves for each year throughout the productive lives of its proved oil and gas reserves. Therefore, in accordance with paragraph 50-31(c) of FASB  ASC 932-235 no tax expense was required to be reflected in the Standardized Measure presentation.

In future filings, McMoRan will disclose the impact of its available tax benefits on its determination of the amount of future income taxes reflected in the Standardized Measure.

___________________________________

The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings.  The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at your earliest convenience at (602) 366-8141.

Sincerely,

/s/ C. Donald Whitmire, Jr.
C. Donald Whitmire, Jr.
Vice President & Controller –
Financial Reporting

cc:           James R. Moffett
Nancy D. Parmelee
Kathleen L. Quirk